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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

SEC Mail Processing Section
JUN 27 2011
Washington, DC
110

SEC FILE NUMBER
8- 66697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FocalPoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11150 Santa Monica Blvd., Suite 1550
(No. and Street)

Los Angeles, (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nishen Radia 310-405-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nishen Radia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FocalPoint Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

See attached

Nishen Radia
Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of Los Angeles

On June 23, 2011 (Date) before me, Erika Dowd Notary Public (Here Insert Name and Title of the Officer),

personally appeared Nishen Radia (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

ERIKA DOWD
Commission # 1813380
Notary Public - California
Los Angeles County
My Comm. Expires Sep 15, 2012

Place Notary Seal Above

Signature: ______ (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Corporate Officer — Title(s): ______
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______
- ☐ Corporate Officer — Title(s): ______
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

FOCALPOINT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency (FINRA). The Company is a California limited liability company with offices in Los Angeles, California.

The Company was organized in 2004 to conduct business in merging acquisitions beginning in April 2005.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Property, Equipment and Depreciation – Acquisitions of property and equipment of $1,000 or more are capitalized. Property and equipment are stated at cost and depreciation or amortization is computed when assets are placed in service using the straight-line method over estimated useful lives of 3 to 7 years. Leasehold improvements are amortized over the lease terms.

Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or completion of the assignment. Advisory fees are recognized when non- refundable retainers are invoiced in accordance with written terms of its engagement agreements.

Concentrations of Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits. At December 31, 2010, there were cash balances on deposit of approximately $249,000 in excess of FDIC insured limits. Management believes the organizations are not exposed to any significant credit risk related to cash and equivalents.

FINRA
Financial Industry Regulatory Authority

June 15, 2011

Duane Stullich, CEO
Focalpoint Securities, LLC
11150 Santa Monica Blvd, Suite 1550
Los Angeles, CA 90025

RE: Focalpoint Securities, LLC - 1/1/10 through 12/31/10 Annual Audit

Dear Mr. Stullich:

This acknowledges receipt of your December 31, 2010 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Act (SEA) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it contained an inaccurate note. Specifically Note 1 stated that your offices are located in Sherman Oaks, CA; however, your offices are located in Los Angeles. Provide an updated Note 1.

Based on the above, your filing does not comply with the requirements of the Rule. To that end, we urge you to review the Rule with your independent accountant as soon as possible.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC Regional District Office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by June 29, 2011. Questions may be addressed to Brenda Imes, Senior Regulatory Coordinator, at 213-613-2606.

Sincerely,

Colleen H. Diles
Surveillance Director

Enclosure: Form X-17A-5 Part III Facing Page

cc: Cindy Wong, Securities and Exchange Commission
Elizabeth Tractenberg, CPA

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

t 213 229 2300
f 213 617 3299
www.finra.org

FocalPoint Securities, LLC
11150 Santa Monica Boulevard, Suite 1550
Los Angeles, CA 90025

SEC Mail Processing
Section

JUN 27 2011

Washington, DC
110

June 23, 2011

Colleen H. Diles
Surveillance Director
FINRA
300 South Grand Avenue, Suite 1600
Los Angeles, CA 90071-3126

Dear Ms. Diles:

Per your request in the letter to me dated June 15, 2011, enclosed you will find the corrected Note 1 for Focalpoint Securities, LLC's December 31, 2010 annual filing of audited financial statements. Our auditor Elizabeth Tractenberg, CPA has made this correction. I am also including new completed Form X-17A-5 Part III Facing Pages.

Please be kind enough to replace this corrected Note 1, (page 6) in your copy of Focalpoint Securities, LLC's December 31, 2010 audited financial statements.

Sincerely yours,

Nishen Radia, Managing Director

cc: A courtesy copy to –
Securities Exchange Commission (323) 965-3998
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036-3648

2 copies –
Securities Exchange Commission (202) 551-6551
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549